Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[X]Form 10-K and 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB [ ]Form N-SAR
      For Period Ended:                                 March 31, 1999
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:


     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I-Registrant Information


      Z-AXIS CORPORATION
      (Full name of Registrant)
      ----------------------------------------

      7395 EAST ORCHARD ROAD #A-100
      (Address of Principal Executive Office)
      ----------------------------------------

      GREENWOOD VILLAGE, COLORADO   80111
      (City State Zip)

Part II.Rules 12b.25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N.SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b.25(c) has been attached if applicable.

Part III. Narrative


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      More time is needed to accumulate information.


Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

             Heidi M.O'Neil               (303)                   713-0200
                (Name)                  (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes           [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


                               Z-AXIS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 29,  1999 /s/  Alan  Treibitz,  President,  Chief  Financial  Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  June 29, 1999




U.S. Securities and Exchange Commission
Washington DC  20549

Dear Sir/Madam:

I have read Form 12b-25 for Z-Axis Corporation for a 15 day extension on its Form 10-K for the year ended March 31, 1999 and we concur with the Part III narrative.

                                   Sincerely,




                               /s/Ehrhardt Keefe Steiner & Hottman PC
                               Ehrhardt Keefe Steiner & Hottman PC

EKS&H/acf